Contact

www.linkedin.com/in/brodie-gay-65320141 (LinkedIn)

Top Skills

Python
Machine Learning
Data Analysis

Languages

English (Native or Bilingual)
French (Native or Bilingual)

Certifications

Passed CFA level 1

Honors-Awards

Winner of the IAQF: Fifth Annual Academic Affiliate Membership Student Competition

Brodie Gay

Data Scientist, Engineer and Real Estate Investor
San Francisco Bay Area

Experience

Green Vine Investment Management
Partner
November 2021 - Present (1 year 10 months)
United States

GVIM is a real estate investment company that invests in both single-family and multi-family residential real estate across the US.

Bimotal
Board Member, Treasurer & Advisor
September 2019 - Present (4 years)
San Francisco Bay Area

Unison
VP, Data Science
April 2016 - November 2021 (5 years 8 months)
San Francisco Bay Area

Managed the Data Science, Engineering and Platform teams at Unison.

The Data Science team builds state-of-art machine learning models for home price prediction, home price appreciation forecasting, credit risk scoring and marketing response across various marketing channels.

The Engineering and Platform teams build and manage the website, our cloud data infrastructure and back-end microservices.

University of California, Berkeley, Haas School of Business
Lecturer
June 2016 - October 2017 (1 year 5 months)
Berkeley, CA

Summer 2016, 2017 - Summer lecturer for Professor Eric Reiner's "Derivatives: Quantitative Methods" course in the Master of Financial Engineering program at the Haas School of Business.

Fall 2016 - Machine Learning Workshop.

1. Theory: classification of ML algorithms, convex vs. non-convex optimization, space transformations including norms and kernels, regularization, cardinality, bias-variance dilemma, boosting, in-sample vs. out-of-sample parameters and loss/reward functions.
2. Application: OLS, Ridge and Lasso Regression, Support Vector Regression/ Classification, Logistic Regression, KNN Regression, Bagging, Random Forests, Perceptrons and Feed-forward Neural Networks, Kernel Density Estimators, K-Means Clustering, PCA and Factor Models. Models are applied to financial time series and weather pattern data.

Fall 2017 - Parallel Computing Workshop. Students are trained to:
1. Launch a Server Cluster (Elastic Map Reduce - EMR on AWS)
2. Set up a Spark development environment
3. Write parallel programs to solve Machine Learning, Big Data and High Dimensional problems.

Goldman Sachs
Quantitative Strategist Intern
October 2015 - January 2016 (4 months)
Manhattan, NY

Hill & Schumacher
Patent Agent Intern
May 2011 - September 2014 (3 years 5 months)

Patent drafting, Office action amendment filing, Division and Continuation filing, Prior art searching.

Capital Investments at Berkeley
Portfolio Director
January 2013 - January 2014 (1 year 1 month)
Berkeley, CA

Education

University of California, Berkeley, Haas School of Business
Master of Financial Engineering, Quantitative Finance · (2015 - 2016)

University of California, Berkeley

Bachelor of Science (BS), Engineering Physics/Applied Physics · (2010 - 2014)

Toronto French School

International Baccalaureate Diploma Programme (Bilingual) · (1994 - 2010)